UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For September 06, 2017
Commission File Number 001-36723
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Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)
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Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

YCI contract win

London, 6 September 2017 - Amec Foster Wheeler has been awarded a US$604 million engineering, procurement and construction (EPC) fixed price contract for part of a US$1.85 billion methanol plant being developed by Yuhuang Chemical Inc (YCI), a US-based subsidiary of China's Shandong Yuhuang Chemical Company Co. Ltd. The first phase of the project, which includes the construction of a 1.8 million-tonne per annum methanol plant, is being built at YCI's 1,300-acre site in St. James Parish, Louisiana, U.S.

The contract award reflects Amec Foster Wheeler's strategy to grow both its chemicals business - as demand increases due to comparatively low oil and gas prices - and its EPC portfolio. It follows the successful completion of an earlier phase of work at the plant awarded to Amec Foster Wheeler in 2015, covering engineering, project management, procurement and early construction services. The deep knowledge of the plant gained over the last two years, coupled with the recent local construction experience of Amec Foster Wheeler's Power & Process business, gives an advantage for both contractor and client.  The Power & Process business has successfully executed US$3 billion of lump sum EPC work in the last three years.

In this latest contract award, Amec Foster Wheeler will combine the expertise and skills of its Oil, Gas & Chemicals and its Power & Process businesses to carry out specific infrastructure and utilities engineering work, the procurement of bulk items and selected tagged equipment, and the construction of the methanol plant.

In line with the 'full notice to proceed', US$604 million will be added to the Company's order book in the second half of the year.

Dr. Charlie Yao, President of YCI, said:

"We are very pleased to continue working with Amec Foster Wheeler to complete on time and budget the project in order to start the distribution of the IMPCA* quality methanol produced at the plant in Q4-2019."

Jonathan Lewis, Chief Executive Officer, Amec Foster Wheeler plc, said:

"I'm delighted that we have been entrusted to continue supporting YCI on the largest grassroots foreign direct investment by a Chinese company on the Gulf Coast of the United States. Winning this contract is a further demonstration of how we are leveraging our multi-market capabilities to better serve our clients, extend our presence in high-growth areas, such as the chemicals market, and contribute to the growth of our order book.

"We look forward to working with YCI to meet the project's challenges, and delivering safely and successfully this new world-scale facility to operate at full capacity."

* IMPCA - International Methanol Producers and Consumers Association

For further information contact:

Amec Foster Wheeler
Investors: Rupert Green, Chief Corporate Development Officer                                            +44 (0)20 7429 7500
Media: Jonathan Refoy, Corporate Affairs Director

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Employing around 31,000 people in more than 55 countries and with 2016 revenues of £5.4 billion, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, power and process, pharma, environment and infrastructure markets.

Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Yuhuang Chemical Inc. (YCI) (www.yci-us.com) - a US subsidiary of Shangdong Yuhuang Chemical Co. Ltd. (SYCC) - started its venture in the US with an ambitious plan: build a world scale chemical complex on 1,300 acres of farm land in St James Parish, Louisiana. At the time of the announcement in 2014, it was the largest green field foreign direct investment by a Chinese company in the US. The first phase of a planned multi-phase project will see more than $1.85 billion dollars of total investment expended.

YCI operates a corporate office in Houston.

Forward-Looking Statements
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

Publication on Website
A copy of this announcement will be made available on Amec Foster Wheeler's website at www.amecfw.com by no later than 12 noon (London time) on the business day following publication of this announcement. For the avoidance of doubt, the contents of this website are not incorporated into and do not form part of this announcement.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 September 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary